

October 9, 2020

Michael Gershon
Chief Legal Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda, MD 20814

> **Re: HF Enterprises Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 18, 2020**
> **File No. 333-235693**

Dear Mr. Gershon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

Form S-1/A filed September 18, 2020

General

1.   Please file a revised legal opinion that identifies the number of securities being issued.

Note 10. Related Party Transactions
Deposit Received from Warrants Exercise, page F-27

2.   We note your disclosure that the deposit of $1,419,605 received for a warrant exercise to acquire shares of Alset International was recorded in accounts payable and accrued expenses as of June 30, 2020. It appears that you have reflected the deposit as an operating cash inflow on your Condensed Consolidated Statements of Cash Flows. Please

tell us what consideration you gave to ASC 230-10-45-12(b) when determining how to reflect this deposit.

Note 17. Subsequent Events
Changes of Ownership Percentage of Alset International, page F-38

3. We note your response to prior comment 2. Please revise to disclose the information provided in your response regarding your accounting for the deconsolidation of Alset International during the period that the Company's ownership percentage of Alset International was less than 50%. Also, revise to disclose the amount of the loss that you recognized relating to the above accounting.

You may contact Jorge Bonilla at (202) 551-3414 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darrin M. Ocasio, Esq.